Exhibit 99.1

PRESS RELEASE                               UNILAB CORPORATION

                                            (AMEX:ULB)
                                            18448 Oxnard Street
                                            Tarzana, CA 91356
                                            www.Unilab.com

                                            For Further Information:
                                            Melissa Mahoney
                                            Phone: (818) 758-6607
                                            e-mail: IRelations@Unilab.com



IMMEDIATE RELEASE
May 4th, 1999

         UNILAB CORPORATION ANNOUNCES FIRST QUARTER RESULTS

TARZANA, CA, May 4, 1999 -- UNILAB Corporation (AMEX: ULB) reported today that net income for the quarter ended March 31, 1999 was $6.2 million, or $0.14 per common share, compared to net income of $3.1 million, or $0.07 per common share in the same period last year, and $0.25 per common share earned during full year 1998. The Company reported net sales of $63.6 million for the quarter, an increase of 16.6% from $54.5 million in the same period last year.

Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") were $11.5 million for the quarter, or 18.2% of sales, compared to $8.4 million, or 15.5% of sales, for the same period last year.

"Our first quarter results reflect the strength of our underlying base business plus the integrated benefits of the Meris acquisition made during the fourth quarter of 1998" said David Weavil, Unilab's Chairman and CEO. "We have successfully continued with our proven strategies for managing the core business, while at the same time proceeding with our growth plans."

Test volume increased by almost 12% this quarter compared to the first quarter of last year, with a significant portion of the increase due to the additional volumes associated with the Meris acquisition. Overall pricing improved by more than 4%. Weavil added, "these increases in the fundamental measures of our business are a direct result of the efforts of a dedicated management team staying focused on improving operating performance and increasing shareholder value."

Weavil continued by stating, "We continue to maintain a keen focus on managing our operating expense base, achieving the consolidation benefits from acquisitions, seeking profitable organic growth and increasing prices." Staffing expense decreased by 2% on a percent of sales basis, reflecting volume driven economies of scale, compared to the same quarter last year.

Unilab's cash position at the end of the first quarter was $27.5 million, reflecting strong receivables collections that decreased the number of days sales outstanding ("DSO")--a measure of billing and collection efficiency--to 62 days from 67 days at the end of 1998.

The statements in this press release that are not historical facts or information may be deemed to be forward-looking statements. Each of the above forward-looking statements is subject to change based on various risks and uncertainties, including without limitation, legislative and regulatory developments and competitive actions in the marketplace that could cause the outcome to be materially different from stated. Certain of these risks and uncertainties are listed in the Company's 1998 Form 10-K.

Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 300 regional service and testing facilities located throughout the state.



                              - tables to follow -

                               Unilab Corporation
                            Statements of Operations
                  (amounts in thousands, except per share data)
                                   (Unaudited)


                                                  Three months ended March 31,
                                                   1999               1998
                                                   ----               ----
1998

Revenue                                            $63,559          $54,530
                                                   -------          -------

Direct Laboratory and Field Expenses:
Salaries, Wages and Benefits                        18,455           16,823
Supplies                                             8,827            7,613
Other Operating Expenses                            15,416           13,129
                                                    ------           ------
                                                    42,698           37,565

Amortization and Depreciation                        1,897            1,985
Selling, General and Administrative Expenses         9,312            8,534
                                                     -----            -----

Total Operating Expenses                            53,907           48,084
                                                    ------           ------

Operating Income                                     9,652            6,446

Third Party Interest, net                          (3,486)          (3,374)
                                                   -------          -------

Income Before Income Taxes                           6,166            3,072
Tax Provision                                            -                -
                                                  --------        ---------

Net Income                                          $6,166           $3,072

Preferred Stock Dividends                               33               33
                                                        --               --

Net Income Available to Common Shareholders         $6,133           $3,039


Earnings per Share:
Basic                                                $0.15            $0.07
Diluted                                              $0.14            $0.07

EBITDA                                             $11,549           $8,431

                               Unilab Corporation
                                 Balance Sheets
                             (amounts in thousands)


                                                   March 31,
                                                     1999          December 31,
                                                  (Unaudited)          1998

Cash and Cash Equivalents                            $27,470          $20,137
Accounts Receivable, net                              43,471           41,326
Inventory of Supplies                                  3,232            3,055
Prepaid Expenses and Other Current Assets              1,575            1,045
                                                    --------            -----
     Total Current Assets                             75,748           65,563

Property and Equipment, net                           11,274           11,277

Goodwill, net                                         56,447           56,949

Other Intangible Assets, net                           2,221            2,370

Other Assets                                           5,565            6,301
                                                       -----            -----

Total Assets                                        $151,255         $142,460
                                                    --------         --------

Total Current Liabilities                            $25,404          $22,631

Long-Term Debt, net of current portion               136,882          137,170

Other Liabilities                                      4,163            4,026

Total Shareholders' Deficit                         (15,194)         (21,367)
                                                    --------         --------

Total Liabilities and Shareholders' Deficit         $151,255         $142,460
                                                    --------         --------